
02057934

PE 9-1-02

Securities and Exchange Commission
Washington, D.C. 20549


RECD S.E.C.
SEP 17 2002
1086

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2002

Shaw Communications Inc

(Translation of Registrant's name into English)

Suite 900, 630 - 3rd Avenue S.W.
Calgary, Alberta, Canada T2P 4L4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F________ Form 40-F____X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes________ No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHAW COMMUNICATIONS INC.

By: ______________________

R.D. Rogers
Senior Vice President
Chief Financial Officer

September 16, 2002


ALLIANCE
ATLANTIS


SHAW

NEWS RELEASE

Alliance Atlantis to Supply Shaw with Movies for New Video-on-Demand Service

TORONTO and CALGARY, September 12, 2002 – Alliance Atlantis Communications Inc. and Shaw Communications Inc. announced today a long-term agreement to provide movies for Shaw's new Video-on-Demand (VOD) service, set to launch this September in Calgary. Video-on-Demand, the newest development in the burgeoning home entertainment market, significantly expands consumers' choices for accessing movies through digital cable.

"One of Alliance Atlantis's key strategies is to give Canadian consumers greater access to our library, which includes thousands of motion picture titles," says Patrice Theroux, President, Alliance Atlantis Motion Picture Distribution Group. "Through this agreement, Shaw's Video-on-Demand service will give television viewers the option to select from an extensive slate of our exceptional films."

"Because of the size of their library, Alliance Atlantis is our ideal partner in this venture," says Michael D'Avella, Senior Vice President of Planning, Shaw Communications Inc. "With one of Shaw's digital set-top boxes, our customers will be able to select from Alliance Atlantis' huge library of films in the comfort of their own homes and at their convenience."

Alliance Atlantis will supply Shaw with an impressive lineup of current releases as well as older titles from its catalogue of films. To inaugurate the service and to initiate the Alliance Atlantis/Shaw partnership, major titles will be available on Shaw VOD throughout the fall of 2002, including *John Q* and *Amélie,* [September], *The Lord of the Rings: The Fellowship of the Ring* and *Blade II* [October] and *40 Days and 40 Nights* [November]. Titles will be made available for VOD in the traditional pay-per-view window.

Once launched, Shaw's VOD service will give customers the option to select from these and other programs through an online ordering system, and have the programming delivered to their television screens. Shaw's VOD offers VCR-type functionality, including pause, rewind and fast forward options.

About Shaw
Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite direct-to-home ("DTH") services to approximately 2.9 million customers. Shaw is traded on the Toronto and New York stock exchanges (Symbol: TSX - SJR.B, NYSE - SJR)

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CONTACTS: Anne O'Hagan
Corporate & Public Affairs
Alliance Atlantis Communications
(416) 934-6985
anne.o'hagan@allianceatlantis.com

Michael D'Avella
Senior Vice President, Planning
Shaw Communications Inc.
(403) 750-4500